







Steve Haumschild

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Hawaiian Islands

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Strategic Consulting

Cicerone

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500+ connections

Accomplished and motivated serial entrepreneur with over 18 years of leadership experience. Educated with Executive MBA and Bachelor of Sciences, tailored for business both domestically and international, from start-ups to exit. Experienced in risk management and mitigation, strategic develo...

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Experience

CEO and Founder

Strategic Consulting

Mar 2011 – Present · 7 yrs 8 mos

Hawaiian Islands

Offers consulting services for small-large businesses in a variety of industries from Renewable Energy, Performance, Manufacturing, Marketing, Tourism, Entertainment, Brewing, etc.

Targeting Hawaii, Mainland US, South East Asia, and beyond.

-Brand Development and Management
-Executive Coaching
-Emerging Markets... See more

Hawaiian Craft Brewers Guild

Director

Hawaiian Craft Brewers Guild

Nov 2015 – Present · 3 yrs

Hawaiian Islands

The Hawaii Craft Brewers Guild is a collective of Breweries, Brewpubs and Brewers here in Hawaii that work together to encourage truth in labeling, lobby for tax reductions and benefit the local craft beer movement. There are currently 5 Directors representing Hawaii.

Ka'iwi Channel Swim Race

Co-Founder and Director

Ka'iwi Channel Swim Race

Feb 2013 – Present · 5 yrs 9 mos

Molokai to Oahu Swim Race Event

http://kaiwichannelswimrace.blogspot.com/

The Ka'iwi Channel Swim is a 28 mile, open water, island to island team swim race between the Hawaiian islands of Molokai and Oahu. This race will be held on Saturday August 24... See more

Kaiwi Channel

Co-Director

Kaiwi Channel Association

Sep 2013 – Present · 5 yrs 2 mos
Hawaiian Islands

Kaiwi Channel Association is a channel swimming governing body formed in 2013. The mission of the KCA is to establish and recognize individual AND relay swims that follow the standards of the KAIWI CHANNEL ASSOCIATION (between Molokai and Oahu). While other organizations will record individual crossings in other Hawaiian Channels, KCA records those of Kaiwi ... See more

Co-Founder

Solar Green Book

Jan 2013 – Present · 5 yrs 10 mos

San Francisco, CA, Honolulu, HI
Solar Green Book is a software and solar PV startup.

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Education

Cicerone

Certified Beer Server

2015 – 2015

Seibel Institute of Technology

World Brewing Academy- Brewing Technology, Brewing

2014

University of Hawaii Shidler School of Business

Executive MBA, MBA

2009 – 2011

The focus on this is establishing, growing and maintain businesses that focus on International practice.

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